November 5, 2024

JW Roth
Chief Executive Officer
Venu Holding Corporation
1755 Telstar Drive
Suite 501
Colorado Springs, Colorado 80920

       Re: Venu Holding Corporation
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 21, 2024
           File No. 333-281271
Dear JW Roth:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 21, 2024 Risk Factors, page 12

1. We note your response to prior comment 10, including that the communications specified in such comment have been removed from your website. Please add a risk factor that explains how you have historically marketed the exempt offerings of membership interests of your subsidiaries and describes the risks, including those related to potential rescission rights, if the communications and language used to market those financings are deemed to be an "offer" with respect to the IPO in violation of Section 5 of the Securities Act.
 November 5, 2024
Page 2

Business
Venu's Venues
The Sunset Amphitheater - Colorado Springs, Colorado, page 66

2. Please supplement your discussion of the Ford Amphitheater to summarize in a single location the rights that all relevant investors and third parties, including investors in your subsidiaries, the prospective holders of beneficial interests in the Delaware
       Statutory Trust that holds title to real estate underlying the amphitheater, and AEG, hold with respect to the amphitheater and revenues, profits, rents, and/or other amounts associated therewith. Identify the material contracts that relate to each arrangement. In this regard, we note various sections where the rights of investors and other third parties with respect to Ford Amphitheater are disclosed (e.g., discussion of
       "rental profit" distributions to Class B members of The Sunset Amphitheater LLC and
       "base rent payment" distributions to holders of beneficial interests in Notes CS I, DST at page 72), but it is unclear how these agreements and investment arrangements operate together to determine how the various revenue streams associated with the project are to be distributed. In this summary, please include a description of the purpose and material terms of the Operations Sublease Agreements and Operations
       Lease Agreements and amendments thereto on file as Exhibits 10.35, 10.49, 10.50, and 10.51, as we are unable to locate discussion of them elsewhere in the filing and it is unclear what relationship you have with party thereto "Notes Live Foundation."
Notes to Consolidated Financial Statements
Note 11 - Warrants, page F-48

3.     We note your response to prior comment 6. Please address the following:
           For all periods, disclose the employee   s requisite service period.
Refer to ASC
         718-10-50-2a.
           Explain why the changes to the weighted average grant date fair values for fiscal year 2022 and 2023 have had no impact on the expense recognized.
           Disclose the method used to estimate volatility and tell us how you determined that the comparable companies utilized were reasonable. Refer to ASC 718-10-
         55-25 and 55-37.
General

4. We continue to evaluate your responses to prior comment 7 and comment 27 in our comment letter dated September 3, 2024. To assist in our assessment, please provide additional detail as to how and when it was decided that the resale offering would consist of 9,949,018 shares and how the shareholders participating in the resale offering were decided upon. In this regard, you state that, "...the Company did not afford any shareholders preferential treatment or exclude any particular shareholders with respect to the Resale Prospectus," but it appears that only roughly 450 of the 569 shareholders you disclose as holding shares of common stock at page 98 are participating. Explain the basis on which those shareholders were selected.
       Additionally, we note your statement that the registration of the resale offering will
       "help the Company meet and continue to satisfy certain listing standards of the NYSE
       American, including the aggregate market value of its publicly held shares."
 November 5, 2024
Page 3

       Explain whether and why the resale offering must be nearly ten times the size of the
       IPO for these listing standards to be met. For example, it appears that 2,535,748 shares held by CEO and affiliate JW Roth are being registered for resale but presumably will not count towards meeting public float requirements. Lastly, please provide further detail on why the underwriter believes it will be able to facilitate the creation of a public market in your securities, despite the availability of shares that significantly exceed the size of the IPO and are not subject to lock-up or leak-out restrictions that the selling shareholders may sell into the market soon after trading commences. Your response letter dated September 19, 2024 notes that you and the underwriter "expect that the leak-out restrictions in place will allow for sufficient public float and provide flexibility for the Selling Shareholders while preventing excessive supply of shares to the market, which may cause fluctuations in the market
       price of the Company   s common stock," but this does not take into
consideration that
       the resale shares are not subject to lock-up or leak-out restrictions. Please contact Stephen Kim at 202-551-3291 or Joel Parker at
202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Peter F. Waltz